EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions, except ratios)

	Fiscal Year
	2010	2009	2008	2007	2006
Income from continuing operations before income taxes	$22,066	$20,898	$20,158	$18,968	$17,513
Capitalized interest	(85)	(88)	(150)	(182)	(157)
Noncontrolling interest	(513)	(499)	(406)	(425)	(324)

Adjusted income before income taxes	21,468	20,311	19,602	18,361	17,032

Fixed Charges:
Interest *	2,160	2,267	2,267	2,009	1,603
Interest component of rent	597	406	464	368	328

Total fixed charges	2,757	2,673	2,731	2,377	1,931

Income from continuing operations before income taxes and fixed charges	$24,225	$22,984	$22,333	$20,738	$18,963

Ratio of earnings to fixed charges	8.8	8.6	8.2	8.7	9.8

* Includes interest on debt, capital leases, uncertain tax positions, amortization of debt issuance costs and capitalized interest.